UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934

DPW HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

26140E 105
(CUSIP Number)

Edward S. Horton One Battery Park Plaza New York, NY 10004 212-574-1265
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26140E 105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ding Gu

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

190,000

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

190,000

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

190,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.18%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	26140E 105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Yanshen Hsu

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

50,500

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

50,500

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.30%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	26140E 105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bo Shen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

12,000

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

12,000

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.02%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	26140E 105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Nathan Smith

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

11,275

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

11,275

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,275

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.96%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	26140E 105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christine Rutkunas

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

10,000

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

10,000

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.85%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	26140E 105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Yan Li

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

10,000

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

10,000

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.85%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	26140E 105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sanford Yu

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

10,000

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

10,000

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.85%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	26140E 105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Yanping Xu

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8,000

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

8,000

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.68%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	26140E 105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Xiaodan Wang

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

10,000

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

10,000

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.85%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	26140E 105

Item 1.	Security and Issuer.

No change.

Item 2.	Identity and Background.

(a, f)
This statement is being filed by Ding Gu, Yanshen Hsu, Bo Shen, Nathan Smith, Christine Rutkunas, Yan Li, Sanford Yu, Yanping Xu and Xiaodan Wang (each may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons"). The Reporting Persons agreed to jointly send a letter to the Issuer attached as an exhibit to this amended Schedule 13D requesting the Company notice a special meeting of its shareholders in accordance with the provisions of its by-laws for the person of electing four new members to the Issuer’s board of directors.

(b)	The principal business address of each Reporting Person is as follows:

Ding Gu	208 Laurel Creek Blvd., Moorestown, NJ 08057
Yanshen Hsu	22 Meagan Loop, Staten Island, NY 10307
Bo Shen	25 Boston Post Road, East Brunswick, NJ 08816
Nathan Smith	900 E Blue Heron Blvd., Riviera Beach, FL 33404
Christine Rutkunas	424 Garden State Dr., Cherry Hill, NJ 08002
Yan Li	10 Honeysuckle Dr., Sewell, NJ 08080
Sanford Yu	220-55 46th Ave., #11W, Bayside, NY 11361
Yanping Xu	12 Mallar Ave., Bay Shore, NY 11706
Xiaodan Wang	208 Laurel Creek Blvd., Moorestown, NJ 08057

(c)	The present principal occupation or employment of each Reporting Person is as follows:

Ding Gu	Medical Service Provider
Yanshen Hsu	Entrepreneur
Bo Shen	Engineer
Nathan Smith	Self-Employed
Christine Rutkunas	Hygienist
Yan Li	Retired Teacher
Sanford Yu	Acupuncturist
Yanping Xu	Retired Computer Technologist
Xiaodan Wang	Accountant

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons have acquired the securities directly from the Issuer and in open market transactions using funds from their personal investment portfolio.

Item 4.	Purpose of Transaction.

Since May of 2019, Gu has been in contact with management of the Issuer about the management of the Company and about certain corporate governance and capital raising transactions the Company has undertaken and raised certain concerns about the performance of the Company share price under the current board of directors and senior management team and other matters.  In the absence of satisfactory responses from the Issuer, Gu and the other reporting persons agreed on September 23, 2019 to send the letter to the Company attached to this amended Schedule 13D as an exhibit calling for a special meeting for the purpose of electing four new directors.

Going forward, the Reporting Persons may engage in further discussions with management, the board, and other shareholders of the Issuer and other relevant parties with respect to the special meeting of shareholders that the Reporting Persons have called for or to consider or explore extraordinary corporate transactions, or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

The Reporting Persons have agreed with the each other Reporting Person filing this Amended Schedule 13D to submit the attached letter to the Company dated September 23, 2019. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act.  Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person, in each case as to which the Reporting Person disclaims beneficial ownership.

Item 5.	Interest in Securities of the Issuer.

(a-e)
The beneficial ownership of the Stock by each Reporting Person at the date hereof is reflected on that Reporting Person's cover page and the percentage of shares reported by each Reporting Person is based on 1,174,493 shares outstanding as reported by the Issuer in its most recent Form 10-Q.

The Reporting Persons effected transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Reporting Persons since 60 days before date on cover page, as depicted in Schedule I attached hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
No change.

Item 7.	Material to be Filed as Exhibits.

Schedule I: Transactions of Reporting Persons in the Stock during the past 60 days Schedule II: Joint Filing Statement Schedule III: Speecial Meeting Request Letter

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 23, 2019

/s/ Ding Gu
Name: Ding Gu
/s/ Yanshen Hsu
Name: Yanshen Hsu
/s/ Bo Shen
Name: Bo Shen
/s/ Nathan Smith
Name: Nathan Smith
/s/ Christine Rutkunas
Name: Christine Rutkunas
/s/ Yan Li
Name: Yan Li
/s/ Sanford Yu
Name: Sanford Yu
/s/ Yanping Xu
Name: Yanping Xu
/s/ Xiaodan Wang
Name: Xiaodan Wang

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Schedule I

Reporting Person: Ding Gu

Date Acquired	Quantity	Price
07/15/2019[1]	40,000	$0.2060
07/16/2019[2]	50,000	$0.2000
07/17/2019[3]	140,000	$0.1996
07/22/2019[4]	100,000	$0.1896
08/15/2019	109	$1.9500
08/20/2019	9,891	$3.7757
08/23/2019	10,000	$3.3100
08/27/2019	10,000	$2.8550
09/04/2019	15,644	$2.8183
09/05/2019	57,856	$2.8765
09/06/2019	2,500	$2.8300
09/10/2019	6,000	$3.0100
09/18/2019	20,000	$2.7900
09/19/2019	10,000	$2.8050
09/20/2019	10,000	$2.7000

1 Transaction on this date occurred prior to the Company’s one-for-forty reverse stock split. The quantity and price of the transaction has not been adjusted to reflect the split.
2 Transactions on this date occurred prior to the Company’s one-for-forty reverse stock split. The quantity and price of the transaction has not been adjusted to reflect the split.
3 Transactions on this date occurred prior to the Company’s one-for-forty reverse stock split. The quantity and price of the transaction has not been adjusted to reflect the split.
4 Transactions on this date occurred prior to the Company’s one-for-forty reverse stock split. The quantity and price of the transaction has not been adjusted to reflect the split.

Reporting Person: Yanshen Hsu

Date Acquired	Quantity	Price
08/09/2019	6,000	$2.5000
08/15/2019	2,000	$2.0110
08/16/2019	4,000	$1.7150
08/19/2019	700	$4.9500
08/20/2019	5,000	$4.1500
08/21/2019	13,000	$4.0500
08/22/2019	20,000	$3.3500
08/23/2019	17,600	$3.2700
08/26/2019	500	$3.4200
08/28/2019	24,200	$3.4500
08/29//2019	5,600	$3.2700
09/05/2019	3,000	$2.9100
09/12/2019	8,050	$3.1200
09/17/2019	9,000	$3.0500

Date Sold	Quantity	Price
07/22/2019[5]	50,000	$0.1800
07/23/2019[6]	50,000	$0.1600
07/25/2019[7]	40,000	$0.1778
07/26/2019[8]	152,000	$0.1500
08/09/2019	3,000	$2.3300
08/19/2019	10,050	$8.0000
08/20/2019	650	$4.4300
08/21/2019	10,000	$3.1200
08/22/2019	8,000	$3.0700
08/27/2019	37,500	$3.0100

Reporting Person: Bo Shen

Date Acquired	Quantity	Price
08/23/2019	2,500	$3.3000
08/26/2019	4,500	$3.6000
08/27/2019	1,500	$3.1000
08/28/2019	4,600	$3.3000
09/04/2019	1,000	$2.8300
09/10/2019	1,000	$3.0500
09/12/2019	1,000	$3.0500
09/13/2019	1,100	$3.000
09/16/2019	3,000	$2.9550
09/17/2019	1,400	$2.9500
Date Sold	Quantity	Price
08/28/2019	6,500	$3.8500
09/11/2019	2,600	$3.1000
09/13/2019	1,100	$3.3000

5 Transactions on this date occurred prior to the Company’s one-for-forty reverse stock split. The quantity and price of the transaction has not been adjusted to reflect the split.
6 Transactions on this date occurred prior to the Company’s one-for-forty reverse stock split. The quantity and price of the transaction has not been adjusted to reflect the split.
7 Transactions on this date occurred prior to the Company’s one-for-forty reverse stock split. The quantity and price of the transaction has not been adjusted to reflect the split.
8 Transactions on this date occurred prior to the Company’s one-for-forty reverse stock split. The quantity and price of the transaction has not been adjusted to reflect the split.

Reporting Person: Nathan Smith

Date Acquired	Quantity	Price
08/06/2019	5	$4.1700
08/15/2019	1,270	$1.9500
08/21/2019	6,075	$3.7400
08/29/2019	2,125	$3.1500
08/30/2019	275	$3.15

Date Sold	Quantity	Price
08/19/2019	2,500	$9.13

Reporting Person: Christine Rutkunas

Date Acquired	Quantity	Price
09/06/2019	3,061	$2.8200
09/10/2019	3,689	$3.0895

Reporting Person: Yan Li

Date Acquired	Quantity	Price
07/22/2019[9]	20,000	$0.1868
08/23/2019	3,000	$3.2600
08/23/2019	4,000	$3.0100

9 Transactions on this date occurred prior to the Company’s one-for-forty reverse stock split. The quantity and price of the transaction has not been adjusted to reflect the split.

Reporting Person: Sanford Yu

Date Acquired	Quantity	Price
08/28/2019	2,000	$3.2699
09/06/2019	3,000	$2.8700
09/09/2019	1,411	$2.8750
09/10/2019	109	$2.8800
09/13/2019	1,480	$3.0750
09/17/2019	2,000	$2.8897

Reporting Person: Yanping Xu

Date Acquired	Quantity	Price
08/21/2019	3,000	$3.7000
08/22/2019	2,000	$3.3000
08/23/2019	5,000	$3.2500
08/27/2019	1,000	$2.8900
08/28/2019	3,000	$3.4500
08/29/2019	1,000	$3.2837
09/05/2019	2,000	$2.9340
09/12/2019	500	$3.0899

Date Sold	Quantity	Price
07/26/2019[11]	90,000	$0.1500
08/06/2019	700	$8.0000
08/22/2019	3,050	$3.0500
08/27/2019	6,500	$2.9500

11 Transactions on this date occurred prior to the Company’s one-for-forty reverse stock split. The quantity and price of the transaction has not been adjusted to reflect the split.

Reporting Person: Xiaodan Wang

Date Acquired	Quantity	Price
09/19/2019	5,000	$2.79

Schedule II
AGREEMENT

The undersigned agree that this Schedule 13D, and any amendment to this Schedule 13D, relating to the Common Stock, par value $0.001 per share of DPW Holdings, Inc. shall be filed on behalf of the undersigned.

Dated: September 23, 2019

/s/ Ding Gu
Name: Ding Gu
/s/ Yanshen Hsu
Name: Yanshen Hsu
/s/ Bo Shen
Name: Bo Shen
/s/ Nathan Smith
Name: Nathan Smith
/s/ Christine Rutkunas
Name: Christine Rutkunas
/s/ Yan Li
Name: Yan Li
/s/ Sanford Yu
Name: Sanford Yu
/s/ Yanping Xu
Name: Yanping Xu
/s/ Xiaodan Wang
Name: Xiaodan Wang

Schedule III

September 23, 2019

DPW Holdings, Inc.
201 Shipyard Way, Suite E
Newport Beach, CA
92663
Attention: Corporate Secretary

Dear Sirs:

The undersigned shareholders (the “Holders”) of DPW Holdings, Inc. (the “Company”) hold in the aggregate of approximately 321,775 of the Company’s common shares entitled to vote at meetings of shareholders, which represents 27.40% of the total number of issued and outstanding common shares of the Company as reported by the Company on its more recent Form 10-Q filed with the U.S. Securities and Exchange Commission on August 18, 2019.

Pursuant to Article 2.3 of the Company’s bylaws (the “Bylaws”), shareholders holding common shares in the aggregate entitled to cast more than 20% of the votes at a shareholder meeting are entitled to call a special meeting of shareholders at any time.

In accordance with Article 2.3 of the Company’s Bylaws, the Holders hereby request that the Company call a special meeting of shareholders (the “Special Meeting”) within 90 days as provided in Article 2.3 of the Bylaws.

The business to be transacted at the Special Meeting shall include the election of the four individuals named below in accordance with Article 3.4 of the Company’s Bylaws to replace the current board members consisting of William Horne, Robert Smith, Mordechai Rosenberg and Jeffrey Bentz.

Set forth in Appendix A are the names and biographical information of the four individuals to be nominated for election to the Company’s board.

Sincerely,

/s/ Ding Gu
Name: Ding Gu
/s/ Yanshen Hsu
Name: Yanshen Hsu
/s/ Bo Shen
Name: Bo Shen
/s/ Nathan Smith
Name: Nathan Smith
/s/ Christine Rutkunas
Name: Christine Rutkunas
/s/ Yan Li
Name: Yan Li
/s/ Sanford Yu
Name: Sanford Yu
/s/ Yanping Xu
Name: Yanping Xu
/s Xiaodan Wang
Name: s/ Xiaodan Wang

Appendix A

Ding Gu was born in Shanghai, China. He became a medical doctor and surgeon when he was 20 years old. He worked in hospital for two years, after which he decided to return to school to learn Traditional Chinese Medicine. After his graduation, he practiced both eastern & western medicine and taught at medical school as an assistant professor. He came to the US in 1993, He funded ShenNong USA, Inc in 1995, This was the beginning of his business ventures. He has been in medical field for 42 years, and his first company is now 24 years old. He also received a medical science master degree in physiology from Lewis Katz School of Medicine at Temple University.

Two years ago, he decided to start another business, WAA Corporation, doing online advertisement, which offers free online advertising to all business owners. He is the Chairman & CEO of this venture capital private investment company that has operations in China, located Zhejiang Overseas High-Level Talents Innovation Park.

Although Ding Gu does not have formal big corporate business leadership experience, he is very creative, innovative. Since the early 1999, right before dot.com bubble burst, he created an internet company, named Naha.com, which facilitates merchants opening online stores. That was a very early concept of online business for merchants. At that time, Amazon.com was only an online bookstore and Naha.com was few months ahead of Alibaba.com.

Ding Gu has been actively participating in the Wall Street, stock market for over 10 years. His investments have been extremely successful. He has deeply researched thousands of public companies. He trades stocks, options and futures. He is now retired from medical field and is working in investments full time. He gained United States citizenship in 2000. Ding Gu likes travelling and sports. He is also very skilled in chess and Ping-Pong.

Yanshen Hsu, Ph.D., Entrepreneur/Partner. Driven by an advancing economic growth in China, Dr. Hsu, a co-founder and President, 2007 in New York, started up an export trading company, Staten World Enterprise Inc. an “American Exports” firm, specializing in the procurement and shipment of America Natural Nutrition products import to China. The company is always looking for more effective and efficient ways to export high quality, pure natural nutrition products that improve the lives of people in China and benefit for America economic and the company.

Since 2003, as co-founder and President, established Pinnacle Sports Equipment Inc./ DBA BamBooBat in New York, developed and implemented new strategies and policies in collaboration with executive partners to establish and achieve long-term business objectives, providing company with strong and sustainable organizational leadership, directly involved the premium-branded, BamBooBat made with Quadcore Technology and Patented Fuzioncor Technology. Bamboo baseball bats have never had commercial success until the BamBooBat brand was introduced to the market in 2003. Now offering over 80 models bats, with several series of BamBooBat warranty sold internationally, our BamBooBat brand is the bamboo bat of choice.

2015-2018, Dr. Hsu was founder and President to lead Nanjing Pinnacle Sports Equipment Inc. in China, to Build and strengthened productive and valuable industry partnerships to drive collaboration, engagement and revenue stream development in China, as well as conducted research on emerging trends within sport industry and capitalized on finding to develop baseball and other sports new products, services and strategies with the partners of Chinese companies
Dr. Hsu obtained his Ph.D. in Neuroscience, 1993, University of Düsseldorf, Düsseldorf, Germany, M.S. in Cell Biology, 1985 and M.D. in Medicine, 1983 in Tianjin Medical University, Tianjin, P.R. China.

Peter Wang has more than 30 years of experience in telecommunication, manufacturing, and technology areas with strong background of R&D, operation, and corporate management.  Mr. Wang is co-founder and Chairman of Cenntro Technology Group, a global emerging electric vehicle manufacturer that designs and builds lightweight electric commercial vehicles, and has become the industry leader.

Mr. Wang’s vast experience includes co-founding the highly successful, multi-billion dollar telecom venture, Unitech Telecom (later UTStarcom, which was the first Chinese company listed on NASDAQ in 2000).

Besides UTStarcom in past 30 years, he also co-founded many other ventures such as, United Medical Group, Sinomachinery Group Limited, World PCS Inc. and Techedge Inc. He also served as board directors on many U.S. listed public companies.

Before forming his own companies, Mr. Wang was affiliated with AT&T Bell Labs as MTS and Racal-Milgo Information System (a company of Racal Group) as Senior Engineer.

Mr. Wang received his Bachelor of Science (Math and Computer Science) and his Master of Science in Electrical Engineering, from the University of Illinois at Chicago. He also received his Master of Business Administration from Southeast Nova University.

Jiangang Luo is currently the manager of Cleantech Global Limited since 2014, a Co-Founder of Faith Asset Management LLC. since 2011. He is also the managing partner of Prime Science & Technology, Inc. and a member of Tsinghua Entrepreneur & Elite Club. He is an investor for many Fintech companies over the last 10 years. From 2000 to 2006, he worked for Oracle as a Principal Consultant. Before 2000, he worked as a senior information system professional in various Fortune 500 companies. Mr. Luo also served many non-Profit organizations since 2005 such as Chairman of Tsinghua Alumni Association in New York area, President of New Jersey Chinese Computer Professionals Society.

Jiangang obtained his master degree in Computational Mathematics from Tsinghua University in 1994. In 1991, Jiangang got his Applied Mathematics and Computer Science double degrees in Tsinghua University, Jiangang got his Computer Science Master degree from New Jersey Institute of Technology in 1998.